

March 22, 2013

<u>Via E-mail</u>
Daniel W. Balsiger
President
MyEZsmokes, Inc.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

> **Re:** **MyEZsmokes, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 7, 2013**
> **File No. 024-10336**

Dear Mr. Balsiger:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Significant Parties, page 1

1.   We note your responses to prior comments 2, 3 and 6. However, you have not completed the private placement prior to filing your offering statement covering the resale of securities to be purchased in the investment agreement. In this case, the purchase price is based upon the market price; however, there is not an established trading market for the securities being offered. Please note in this regard that we do not consider quotation on the OTC Pink to establish the necessary market. Please withdraw your offering statement. After you withdraw your offering statement and complete your private placement when your securities are quoted on the OTCQX, OTCQB or an established trading market, then you may file your offering statement covering the resale of securities to be purchased in the investment agreement.

2.   In this connection, once you have taken the actions described in comment 1 above, please supply us with a copy of your Investment Agreement with Kodiak Capital Group, LLC.

3.   Given that the price at which you intend to sell your securities is based on the market price, it is inappropriate to qualify your transaction as an indirect primary offering if a market for your securities does not exist on an exchange, the OTC Bulletin Board, OTCQX or OTCQB. Please withdraw your offering statement. After such withdrawal you may register the "resale" offering only after each put because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x) of the Securities Act of 1933.

Cover Page, page 8

4.   We note your response to prior comment 10. Please tell us how you determined that the offering will terminate on December 25, 2013 if Kodiak agreed to provide you with funding during a twelve month period beginning on the date of the Offering Circular.

Risk Factors, page 12

5.   Please include a risk factor to address risks associated with the use of social media to obtain medical information. We note that you included such a risk factor on page 13 of your prior amendment in response to comment 4 of our December 28, 2012 letter but that you deleted the risk factor in this document.

6.   Please include a risk factor to highlight the number of proposals calling for regulation of electronic cigarettes that have been introduced in state legislatures. For example, we note a proposal in the Utah legislature that would tax electronic cigarettes at the same rate as regular cigarettes.

Business and Properties, page 16

7.   We note your response to prior comment 14. Please reconcile the disclosure in this section that you were relatively inactive between 2004 and 2011 with the disclosure in the second paragraph on page 20 in the section entitled "Competitive Advantage."

8.   Please tell us with specificity where you responded to prior comment 17. In this regard, we note that did not include in this document or your prior document any disclosure about three kits that you plan to market in the second quarter of 2013 that appeared on page 16 of your Form 1-A filed on December 5, 2012. Please tell us why you did not include the disclosure in this document. For example, did you terminate your plans to market the three kits?

Manufacturing/Distribution, page 23

9.   We note your response to prior comment 19. Please expand this section and the Risk
        Factors section to prominently highlight that you may be forced to curtail or suspend
        operations if at least $500,000 is not raised in this offering and you are unable to obtain
        capital from other sources. In this regard, we note the disclosure on page 25.

10.   We note your response to prior comment 20. Please revise the disclosure in the second
        paragraph of this section about your relationship with Mr. Nelson and his team. For
        example, is he a consultant to the company now that he no longer is an officer or
        employee as you mentioned in your response to comment 20? If he is a consultant,
        disclose the material terms of the consulting agreement and file the agreement as an
        exhibit. If Mr. Nelson does not have any relationship with the company, delete the
        disclosure on page 23 about Mr. Nelson and his team of 25 personnel.

11.   Please update the disclosure in this section and throughout your document to the extent
        practicable. For example, we note the disclosure on page 69 that you have started the
        process of working with Health Canada to allow the sale of your product. However, you
        do not mention on pages 23, 24 or elsewhere in your document any Canadian regulations
        that are applicable to your business. As another example, we note the disclosure in the
        last row of the table on page 25 that you currently have fulfilled 300 orders is the same as
        in your prior document.

Financial Statements, page 39

General

    12. Please update the financial statements as required by Part F/S of Form 1-A.

46. Provide the financial statements required by Part F/S of this Offering Circular Section of
Form 1-A, page 39

-Interim Unaudited Financial Statements, page 40

Notes to Consolidated Financial Statements, page 45

Note 7. Common Stock, page 53

13.   We note your response to prior comment 23 and your revised disclosures related to the
        418,000 shares of common stock between September 20-30, 2012. Your response does
        not fully address our prior comment. As previously requested, please explain to us how
        you determined the appropriate value to record for the shares issued for consulting
        services. In this regard, revise the filing to explain how you determined that the $1.28 per

share represented "market value." Explain why the "market value" determined for purposes of the valuation of these shares ($1.28 per share) differs from the price you negotiated with the private investor ($.60 per share).

Note 10. Restated Financials, page 54

14.   We note your response to prior comment 22 and your amended disclosure. Please revise your disclosure here to include a more detailed description of the nature of the error and the effect of the correction on each financial statement line item and any per-share amounts affected for each prior period present. Refer to the guidance in paragraph 250-10-50-7 of the FASB Accounting Standards Codification.

-Annual Financial Statements, page 55

Notes to Financial Statements, page 59

Note 2. Summary of Significant Accounting Policies, page 59

-Revenue Recognition, page 61

15.   We note your response to prior comment 25 and your revised disclosures here and on page 47. Please revise your filing to specifically explain at what point in the earnings process you recognize revenue for the sale of products related to your Myezsmokes subsidiary.

16.   We note your response to prior comments 25 and 27 and your revised disclosure here and on page 47 that you recognize revenue on a net basis for the sale of your products. However, you also state that the corresponding costs are recorded "as a reduction of revenue in cost of sales." Such disclosure suggests that you recognize revenue on a gross basis. Please clarify why you believe it is appropriate to state that you recognize revenues on a net basis when the corresponding costs are recorded in a separate line item from revenue.

17.   Further to the above, we continue to request that you provide us with your analysis that supports your conclusion to recognize revenues on a gross basis. In this regard, provide us with your detailed analysis related to how you considered each of the factors in FASB ASC 605-45-45-3 through 18 to recognize revenue on a gross basis versus a net basis. .

-Stock-based compensation for obtaining employee services, page 61

18.   We note your response to prior comment 21 and your revised disclosure on pages 47-48. Please explain to us how the accounting policy disclosed here for equity instruments issued to employees complies with FAS ASC 718-10-30-2 and 718-10-30-3, which

provides that share-based payment transactions with employees should be measured based on the fair value of the equity instruments issued. Alternatively, please revise your accounting policy for stock-based compensation granted to employees to comply with 710-10-30 of the FASB Accounting Standard Codification.

Note 6. Notes Payable-Short Term/Long Term Debt, page 65

19.   We note your response to prior comment 30 but do not see where you have addressed the prior comment with respect to your issuance of 24,000,000 shares of common stock for a debt reduction. Please tell us and revise your filing to clearly explain the details of the transaction including your related accounting. Cite the accounting literature relied upon and how you applied it in your situation.

Exhibit 11

20.   Refer to the second paragraph of counsel's opinion. Counsel may examine such documents and make such inquiries that it deems appropriate. Please provide an opinion of counsel that does not include a limitation as to the documents examined and inquiries made.

Signatures

21.   We note your response to prior comment 41. However, your offering statement is not properly signed. Please see Instruction 1 to Signatures of Form 1-A. In this regard, please note that you have included only one paragraph on the Signatures page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): William T. Hart, Esq.